UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(Amendment No. __)

	Under the Securities Exchange Act of 1934


	ACT Teleconferencing, Inc.
	(Name of Issuer)

	Common Stock, no par value)
	(Title of Class of Securities)

	955104
	(CUSIP Number)

	Melissa Dehn
	2219 Buchanan Road, Suite 9
	Antioch, CA  94509
	(925) 778-2390
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	February 20, 2004
	(Date of Event which Requires
	Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 955104	SCHEDULE 13D	Page 2 of 4



 1   Name of Reporting Person
     Fuller & Thaler Behavioral Finance Fund, Ltd.
     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]


 6   Citizenship or Place of Organization
     California

     NUMBER OF         7   Sole Voting Power           1,500,000
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      1,500,000
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,500,000

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                   [ ]

13   Percent of Class Represented by Amount in Row 11
                   14.1%

14   Type of Reporting Person
                   OO



CUSIP No. 955104	SCHEDULE 13D	Page 3 of 4


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, no par value (the "Common Stock"), of ACT Teleconferencing, Inc.
(the "Issuer"). The principal executive office of the Issuer is 1658 Cole Blvd., Suite 130, Golden, CO 80401.

Item 2.   Identity and Background

This Schedule is filed on behalf of Fuller & Thaler Behavioral
Finance Fund, Ltd., whose principal business office address is 411 Borel Avenue, Suite 402, San Mateo, CA 94402.

Fuller & Thaler Behavioral Finance Fund, Ltd. ("BFF") is an investment fund, whose investment manager is Fuller & Thaler Asset Management, Inc. ("F&T"). Affiliated persons of F&T may also be directors of BFF. F&T is an investment advisor registered as such with the SEC and in various states. The business address of F&T is 411 Borel Avenue, Suite 402, San Mateo, CA 94402.

None of BFF or F&T have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of BFF or F&T have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BFF is a Cayman Islands exempted company and F&T is a California corporation.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock were obtained from the working capital of BFF.

Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, BFF may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.



CUSIP No. 955104        SCHEDULE 13D             Page 4 of 4



Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Schedule, which Items are incorporated by reference herein.

(c) Fuller & Thaler Behavioral Finance Fund, Ltd. acquired the following stock in the last sixty days, as part of its regular investment activities recommended by Fuller
          & Thaler Asset Management, Inc.

          2/20/2004   1,500,000   $2.20

(d) F&T, the investment manager of BFF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the common stock mentioned in item 1.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 18, 2004

	Fuller & Thaler Behavioral Finance Fund, Ltd.



	/s/ Frederick W. Stanske
	________________________
	By:	Frederick W. Stanske
	Its:	Director